Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-221411

January 7, 2020

PRICING TERM SHEET

ENERGY TRANSFER OPERATING, L.P.

$500,000,000 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000.00 per unit) (“Series F Preferred Units”)

$1,100,000,000 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000.00 per unit) (“Series G Preferred Units”)

Issuer:	Energy Transfer Operating, L.P.

Trade Date:	January 7, 2020.

Settlement Date (T+10):	January 22, 2020. We expect that delivery of the Series F Preferred Units and Series G Preferred Units (collectively, the “New Preferred Units”) will be made to investors on or about January 22, 2020, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade New Preferred Units on any date prior to two business days before delivery will be required, by virtue of the fact that the New Preferred Units initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the New Preferred Units who wish to trade the New Preferred Units on any date prior to two business days before delivery should consult their advisors.

Ranking:

Each series of New Preferred Units will rank:

•  senior to our common units, Class K Units, Class L Units and Class M Units and to each other class or series of limited partner interests or other equity securities established after the original issue date of such New Preferred Units that is not expressly made senior to or on parity with such New Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Junior Securities”);

•  on parity with each of our 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units and each other and any class or series of limited partner interests or other equity securities established after the original issue date of such New Preferred Units with terms expressly providing that such class or series ranks on parity with each of such New Preferred Units as to the payment of distributions and amounts payable upon a liquidation event (collectively, the “Parity Securities”);

•  junior to any class or series of limited partner interests or equity securities established after the original issue date of such New Preferred Units with terms expressly made senior to such New Preferred Units as to the payment of distributions and amounts payable upon a liquidation event (“Senior Securities”); and

•  junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

	6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units	7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units

Number of New Preferred Units:	500,000 Series F Preferred Units.	1,100,000 Series G Preferred Units.

Public Offering Price:	$1,000.00 per Series F Preferred Unit; $500,000,000.00 total for the Series F Preferred Units.	$1,000.00 per Series G Preferred Unit; $1,100,000,000.00 total for the Series G Preferred Units.

Underwriting Discount:	$12.50 per Series F Preferred Unit.	$12.50 per Series G Preferred Unit.

Maturity Date:	Perpetual (unless redeemed by the Issuer on the Series F First Call Date (as defined below) or on any subsequent Series F Reset Date (as defined below) or in connection with a Series F Rating Event (as defined below)).	Perpetual (unless redeemed by the Issuer on the Series G First Call Date (as defined below) or on any subsequent Series G Reset Date (as defined below) or in connection with a Series G Rating Event (as defined below)).

Liquidation Preference:	$1,000.00 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustments to the Series F Preferred Units).	$1,000.00 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustments to the Series G Preferred Units).

Distribution Payment Dates and Record Dates:	Semi-annually in arrears on the 15th day of May and November of each year, commencing on May 15, 2020 (each a “Series F Distribution Payment Date”) to holders of record as of the close of business on the first Business Day (as defined below) of the month in which the applicable Series F Distribution Payment Date occurs. A pro-rated initial distribution on the Series F Preferred Units will be payable on May 15, 2020 in an amount equal to approximately $21.19 per Series F Preferred Unit. If any Series F Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.	Semi-annually in arrears on the 15th day of May and November of each year, commencing on May 15, 2020 (each a “Series G Distribution Payment Date”) to holders of record as of the close of business on the first Business Day (as defined below) of the month in which the applicable Series G Distribution Payment Date occurs. A pro-rated initial distribution on the Series G Preferred Units will be payable on May 15, 2020 in an amount equal to approximately $22.36 per Series G Preferred Unit. If any Series G Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate:	The initial distribution rate for the Series F Preferred Units from and including the date of original issue to, but excluding May 15, 2025 (the “Series F First Call Date”), will be a rate equal to 6.750% per annum of the $1,000.00 liquidation preference per Series F Preferred Unit (equal to $67.50 per Series F Preferred Unit per annum). On and after the Series F First Call Date, the distribution rate on the Series F Preferred Units for each Series F Reset Period (as defined below) will equal a percentage of the $1,000 liquidation preference equal to the Series F Five-year U.S. Treasury Rate (as defined below) as of the most recent Series F Reset Distribution Determination Date (as defined below), plus a spread of 5.134% per annum.	The initial distribution rate for the Series G Preferred Units from and including the date of original issue to, but excluding May 15, 2030 (the “Series G First Call Date”), will be a rate equal 7.125% per annum of the $1,000.00 liquidation preference per Series G Preferred Unit (equal to $71.25 per Series G Preferred Unit per annum). On and after the Series G First Call Date, the distribution rate on the Series G Preferred Units for each Series G Reset Period (as defined below) will equal a percentage of the $1,000 liquidation preference equal to the Series G Five-year U.S. Treasury Rate (as defined below) as of the most recent Series G Reset Distribution Determination Date (as defined below), plus a spread of 5.306% per annum.

Optional Redemption:

At any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Series F Ratings Event, the Issuer may, at its option, redeem the Series F Preferred Units in whole, but not in part, at a redemption price in cash per Series F Preferred Unit equal to $1,020 (102% of the liquidation preference of $1,000.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness.

Commencing on the Series F First Call Date and on any subsequent Series F Reset Date, the Issuer may, at its option, redeem, in whole or in part, the Series F Preferred Units at a redemption price payable in cash of $1,000.00 per Series F Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness. The Issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The Issuer may undertake multiple partial redemptions.

At any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Series G Ratings Event, the Issuer may, at its option, redeem the Series G Preferred Units in whole, but not in part, at a redemption price in cash per Series G Preferred Unit equal to $1,020 (102% of the liquidation preference of $1,000.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness.

Commencing on the Series G First Call Date and on any subsequent Series G Reset Date, the Issuer may, at its option, redeem, in whole or in part, the Series G Preferred Units at a redemption price payable in cash of $1,000.00 per Series G Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness. The Issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The Issuer may undertake multiple partial redemptions.

CUSIP / ISIN:	29278N 608 / US29278N6085	29278N 707 / US29278N7075

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc. Natixis Securities Americas LLC TD Securities (USA) LLC

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

No Listing:	The Issuer does not intend to apply for the listing of the Series F Preferred Units or the Series G Preferred Units on any securities exchange.

Concurrent Senior Notes Offering:	Concurrently with this offering, the Issuer has commenced a registered offering of $1,000,000,000 aggregate principal amount of 2.900% senior notes due 2025, $1,500,000,000 aggregate principal amount of 3.750% senior notes due 2030, and $2,000,000,000 aggregate principal amount of 5.000% senior notes due 2050 (such offering of senior notes, the “Concurrent Senior Notes Offering”) pursuant to a separate prospectus supplement. The Concurrent Senior Notes Offering is expected to close simultaneously with this offering, but we cannot assure you that the Concurrent Senior Notes Offering will close on these terms, on a timely basis or at all. This offering is not conditioned upon the closing of the Concurrent Senior Notes Offering and the Concurrent Senior Notes Offering is not conditioned upon the closing of this offering. The foregoing description and other information in the Preferred Units Preliminary Prospectus Supplement (as defined below) and this pricing term sheet regarding the Concurrent Senior Notes Offering is included solely for informational purposes. The Preferred Units Preliminary Prospectus Supplement and this pricing term sheet shall not be deemed to be an offer to sell or a solicitation of an offer to buy the securities offered in the Concurrent Senior Notes Offering.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Definitions

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of Texas or New York shall not be regarded as a Business Day.

“H.15(519)” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“most recent H.15(519)” means the H.15(519) published closest in time but prior to the close of business on the second Business Day prior to the applicable Series F Reset Date or Series G Reset Date.

“Rating Agency” means any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Securities Exchange Act) that publishes a rating for the Issuer (or its successors).

“Series F Equity Credit” means the dollar amount or percentage in relation to the stated liquidation preference amount of $1,000.00 per Series F Preferred Unit assigned to the Series F Preferred Units as equity, rather than debt, by a Rating Agency in evaluating the capital structure of an entity.

“Series F Five-year U.S. Treasury Rate” means, as of any Series F Reset Distribution Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Series F Reset Date and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Series F Reset Distribution Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Series F Reset Date following the next succeeding Series F Reset Distribution Determination Date, and (B) the other maturity as close as possible to, but later than, the Series F Reset Date following the next succeeding Series F Reset Distribution Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Series F Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Series F Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Series F Reset Distribution Determination Date, or if this sentence is applicable with respect to the first Series F Reset Distribution Determination Date, 6.750%.

“Series F Rating Event” means a change by any Rating Agency to the Series F Equity Credit criteria, as such criteria are in effect as of the original issue date of the Series F Preferred Units (the “Series F Current Criteria”), which change results in (i) any shortening of the length of time for which the Series F Current Criteria are scheduled to be in effect with respect to the Series F Preferred Units, or (ii) a lower Series F Equity Credit being given to the Series F Preferred Units than the Series F Equity Credit that would have been assigned to the Series F Preferred Units by such Rating Agency pursuant to its Series F Current Criteria.

“Series F Reset Date” means the Series F First Call Date and each date falling on the fifth anniversary of the preceding Series F Reset Date.

“Series F Reset Distribution Determination Date” means, in respect of any Series F Reset Period, the day falling two Business Days prior to the beginning of such Series F Reset Period.

“Series F Reset Period” means the period from and including the Series F First Call Date to, but excluding, the next following Series F Reset Date and thereafter each period from and including each Series F Reset Date to, but excluding, the next following Series F Reset Date.

“Series G Equity Credit” means the dollar amount or percentage in relation to the stated liquidation preference amount of $1,000.00 per Series G Preferred Unit assigned to the Series G Preferred Units as equity, rather than debt, by a Rating Agency in evaluating the capital structure of an entity.

“Series G Five-year U.S. Treasury Rate” means, as of any Series G Reset Distribution Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Series G Reset Date and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Series G Reset Distribution Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Series G Reset Date following the next succeeding Series G Reset Distribution Determination Date, and (B) the other maturity as close as possible to, but later than, the Series G Reset Date following the next succeeding Series G Reset Distribution Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Series G Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Series G Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Series G Reset Distribution Determination Date, or if this sentence is applicable with respect to the first Series G Reset Distribution Determination Date, 7.125%.

“Series G Rating Event” means a change by any Rating Agency to the Series G Equity Credit criteria, as such criteria are in effect as of the original issue date of the Series G Preferred Units (the “Series G Current Criteria”), which change results in (i) any shortening of the length of time for which the Series G Current Criteria are scheduled to be in effect with respect to the Series G Preferred Units, or (ii) a lower Series G Equity Credit being given to the Series G Preferred Units than the Series G Equity Credit that would have been assigned to the Series G Preferred Units by such Rating Agency pursuant to its Series G Current Criteria.

“Series G Reset Date” means the Series G First Call Date and each date falling on the fifth anniversary of the preceding Series G Reset Date.

“Series G Reset Distribution Determination Date” means, in respect of any Series G Reset Period, the day falling two Business Days prior to the beginning of such Series G Reset Period.

“Series G Reset Period” means the period from and including the Series G First Call Date to, but excluding, the next following Series G Reset Date and thereafter each period from and including each Series G Reset Date to, but excluding, the next following Series G Reset Date.

General

All information (including financial information) presented in the preliminary prospectus supplement filed by the Issuer on January 7, 2020 for this New Preferred Units offering (the “Preferred Units Preliminary Prospectus Supplement”) is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the New Preferred Units and is not soliciting an offer to buy the New Preferred Units in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a base prospectus) and the Preferred Units Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preferred Units Preliminary Prospectus Supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, MUFG Securities Americas Inc. at 1-877-649-6848, Natixis Securities Americas LLC at 1-212-698-3108 and TD Securities (USA) at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.